Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Spring Valley Acquisition Corp. II (ROC #370455) (the "Company")

TAKE NOTICE that by minutes of an extraordinary general meeting in lieu of an annual general meeting of the Company dated 10 January 2024, the following special resolutions were passed:

4.	Proposal No. 1 – The Extension Amendment Proposal

RESOLVED, as a special resolution THAT, effective immediately, the Memorandum and Articles be amended by:

(a)          the first sentence of Article 49.7 of the Company’s Memorandum and Articles be deleted in its entirety and be replaced with the following new first sentence of Article 49.7:

“In the event that the Company does not consummate a Business Combination within 36 months from the closing of the IPO, or such later time as its board of Directors may approve in accordance with the Articles, the Company shall:”

(b)         Article 49.8 of the Company’s Memorandum and Articles be deleted it in its entirety and be replaced it with the following new Article 49.8:

“[Reserved.]”

(c)          Article 49.9(a) of the Company’s Memorandum and Articles be deleted in its entirety and be replaced with the following new Article 49.9(a):

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination; or (ii)  redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination within 36 months from the closing of the IPO, or such earlier date as the board of directors may approve in accordance with the Articles; or”

5.	Proposal No. 2 – The Conversion Amendment Proposal

RESOLVED, as a special resolution, THAT:

(a)          Article 49.11 of the Company’s Memorandum and Articles be deleted in its entirety and be replaced with the following new Article 49.11:

“Except in connection with the conversion of Class B shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Account; or (b) vote as a class with Public Shares: (i) on any Business Combination; and (ii) to approve an amendment to the Articles to (x) extend the time to consummate a Business Combination beyond 36 months from the consummation of the IPO, or (y) amend this Article 49.11(b)(ii)”

Filed: 11-Jan-2024 14:37 EST

www.verify.gov.ky File#: 370455	Auth Code: C31031075477

(b)         Article 29.1 of the Company’s Memorandum and Articles be deleted in its entirety and be replaced with the following new Article 29.1:

“Prior to the date on which all Class B Shares have been converted into Class A Shares, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the date on which all Class B Shares have been converted into Class A Shares, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.”

6.	Proposal No. 3 – The Redemption Limitation Amendment Proposal

RESOLVED, as a special resolution, THAT:

(a)         Article 49.2 of the Company’s Memorandum and Articles be deleted in its entirety and be replaced with the following new Article 49.2(b):

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

(b)         the below final sentence of Article 49.5 of the Company’s Memorandum and

Articles be deleted in its entirety:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the

“Redemption Limitation”).”

(c)         the below final sentence of Article 49.9 of the Company’s Memorandum and Articles be deleted in its entirety:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

/s/ Ashley Jervis

Ashley Jervis

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 11th day of January 2024

Filed: 11-Jan-2024 14:37 EST

www.verify.gov.ky File#: 370455	Auth Code: C31031075477